EXHIBIT 99.2

FORM 51 102F3 MATERIAL CHANGE REPORT

1.	Name and Address of Reporting Issuer:

Liminal BioSciences Inc. (the “Company” or “Liminal”)

440 Armand-Frappier Blvd., Suite 300

Laval, Québec, H7V 4B4

2.	Dates of Material Change:

June 4, 2021.

3.	News Release:

The Company issued a press release (the “Press Release”) today announcing the material change, which was disseminated through the facilities of a recognized newswire and filed on SEDAR.

4.	Summary of Material Change:

Liminal announced today that the U.S. Food & Drug Administration (FDA) has approved Ryplazim® (plasminogen, human-tvmh) (“Ryplazim®”) for the treatment of patients with plasminogen deficiency type 1 (hypoplasminogenia) through its subsidiary, Prometic Biotherapeutics Inc., holder of the biological license application (“BLA”) for Ryplazim®. With this approval, Ryplazim® becomes the first FDA approved therapy for this rare genetic disorder.

5.	Full Description of Material Change:

Liminal announced today that the U.S. Food & Drug Administration (FDA) has approved Ryplazim® for the treatment of patients with plasminogen deficiency type 1 (hypoplasminogenia) through its subsidiary, Prometic Biotherapeutics Inc., holder of the BLA for Ryplazim®. With this approval, Ryplazim® becomes the first FDA approved therapy for this rare genetic disorder.

The efficacy of Ryplazim® in pediatric and adult patients with plasminogen deficiency type 1 was evaluated in a single-arm, open-label clinical trial.  A total of 15 patients who had a baseline plasminogen activity level between <5% and 45% of normal were enrolled. All patients received Ryplazim® at a dose of 6.6 mg/kg administered every two to four days for 48 weeks to achieve at least an increase of individual trough plasminogen activity by an absolute 10% above baseline and to treat the clinical manifestations of the disease. Ryplazim® was well tolerated in the clinical study (See Important Safety Information).

Efficacy was established on the basis of overall rate of clinical success at 48 weeks defined as 50% of patients with visible or other measurable non-visible lesions achieving at least 50% improvement in lesion number/size, or functionality impact from baseline. All patients with any lesion at baseline showed at least 50% improvement in the number or size of their lesions.

In all patients with plasminogen deficiency, plasma plasminogen levels are markedly reduced. Plasminogen is a naturally occurring protein that is synthesized by the liver and circulates in the blood. Activated plasminogen, known as plasmin, is an enzymatic component of the fibrinolytic system and the main enzyme involved in the lysis of clots and clearance of extravasated fibrin.

As part of the sale of Liminal’ plasma collection centers operated in Winnipeg, Manitoba and Amherst, New York in May 2021, Liminal entered into an option agreement with Kedrion S.p.A. (Kedrion) pursuant to which Kedrion has the right to acquire the remainder of Liminal’s plasma-derived therapeutics’ business, including the Ryplazim® business, for an exercise price of US$5 million and would entitle Liminal to receive up to 70% of the net proceeds which may be received from the sale of a PRV.

Ryplazim® was previously granted Orphan Drug and Rare Pediatric Disease Designations by the FDA for the treatment of congenital plasminogen deficiency. With this approval, the FDA issued a PRV to Liminal BioSciences Inc., through its subsidiary Prometic Biotherapeutics Inc., holder of the BLA. The PRV can be redeemed to receive priority review for any subsequent marketing application or sold or transferred to other companies for their programs.

Important Safety Information – Ryplazim, plasminogen, human-tvmh.

Warnings and Precautions

•

Bleeding: RYPLAZIM administration may lead to bleeding at lesion sites or worsen active bleeding.  Discontinue RYPLAZIM if serious bleeding occurs. Monitor patients during and for 4 hours after infusion when administering RYPLAZIM to patients with bleeding diatheses and patients taking anticoagulants, antiplatelet drugs, and other agents which may interfere with normal coagulation.

•	Tissue Sloughing: Respiratory distress due to tissue sloughing may occur in patients with mucosal lesions in the tracheobronchial tree following RYPLAZIM administration. Please monitor appropriately.
•

Transmission of Infectious Agents: RYPLAZIM is made from human blood and therefore carries a risk of transmitting infectious agents, e.g., viruses, the variant Creutzfeldt-Jakob disease (vCJD) agent, and theoretically, the Creutzfeldt-Jakob Disease (CJD) agent.

•	Hypersensitivity Reactions: Hypersensitivity reactions, including anaphylaxis, may occur with RYPLAZIM. If symptoms occur, discontinue RYPLAZIM and administer appropriate treatment.
•

Neutralizing Antibodies: Neutralizing antibodies (inhibitors) may develop, although were not observed in clinical trials. If clinical efficacy is not maintained (e.g., development of new or recurrent lesions), then determine plasminogen activity levels in plasma.

•	Laboratory Abnormalities: Patients receiving RYPLAZIM may have elevated blood levels of D-dimer. D-Dimer levels will lack interpretability in patients being screened for venous thromboembolism (VTE).

Adverse Reactions

•

The most frequent (incidence ≥ 10%) adverse reactions in clinical trials were abdominal pain, bloating, nausea, fatigue, extremity pain, hemorrhage, constipation, dry mouth, headache, dizziness, arthralgia, and back pain.

Patient Counseling Information

•	Advise patients and/or caregiver to read the FDA-approved patient labeling.
•

Counsel patients and/or caregiver to discontinue RYPLAZIM and immediately contact their physicians if signs or symptoms of a possible hypersensitivity reaction occur, such as hives, generalized urticaria, angioedema, chest tightness, wheezing, tachycardia and hypotension.

•

Inform patients that bleeding from active mucosal disease-related lesions and worsening of active bleeding not related to those lesions during RYPLAZIM therapy may occur. Depending on the lesion sites, this may manifest as gastrointestinal bleeding, hemoptysis, epistaxis, vaginal bleeding, or hematuria. Prior to initiation of treatment with RYPLAZIM, lesions or wounds suspected as the source of recent bleeding events, should be confirmed to have healed. RYPLAZIM may prolong or worsen bleeding in patients with bleeding diatheses and/or taking anticoagulants or antiplatelet drugs. If a patient develops serious bleeding, seek emergency care and discontinue RYPLAZIM immediately.

•

Inform patients that tissue sloughing at mucosal sites may occur at initiation of RYPLAZIM therapy as lesions resolve. Patients with respiratory lesion are at risk for respiratory compromise and initial treatment with RYPLAZIM should be performed in a clinical setting with close monitoring. Patients with lesions in gastrointestinal and genitourinary systems may experience tissue sloughing that may cause pain, mucosal bleeding, or passage of tissue referable to those organ systems. Patients should report persistent abdominal, flank or pelvic pain to their physicians if not resolved.

•

Inform patients and/or caregiver that RYPLAZIM is made from human plasma and may contain infectious agents that can cause disease (eg, viruses, the variant Creutzfeldt-Jakob disease [vCJD] agent and, theoretically the CJD agent). Explain that the risk that RYPLAZIM may transmit an infectious agent has been reduced by screening the plasma donors, by testing donated plasma for certain virus infections, and by inactivating or removing certain viruses during manufacturing. Counsel patients and/or caregiver to report any symptoms that concern them.

•	Advise patients and/or caregivers that antibodies may develop during treatment that make RYPLAZIM less effective.
•

Advise female patients who are pregnant or may become pregnant that the potential effects of RYPLAZIM on pregnancy and breastfeeding are unknown. They should notify their physicians if they become or intend to become pregnant, or if they plan to breastfeed.

•	Self-administration: ensure patient/caregiver has received detailed instructions and training and has shown the ability to safely and independently administer RYPLAZIM.

Contact Prometic at +1(800) 735-4086 and prometicsmb@continuumindia.com or FDA at 1-800-FDA-1088 or www.fda.gov/medwatch.

In December 2020, Liminal’s lead small molecule product candidate, fezagepras (PBI-4050), entered a Phase 1 clinical trial in in the UK to evaluate multiple-ascending doses in normal healthy volunteers, at daily dose exposures higher than those evaluated in our previously completed Phase 2 clinical trials. Following initial review of the interim Phase 1 study data, the Company has decided to stop its plans to move fezagepras into a Phase 2 clinical study in IPF and a phase 1a/2b study in Hypertriglyceridemia, as it evaluates the impact of the PK data profile observed in the on-going study.

The Company’s plasma-derived therapeutics business, including the Ryplazim® business is operated through its subsidiaries, Prometic Bioproduction Inc., the Company’s plasma-derived therapeutics manufacturing facility, and Prometic Biotherapeutics Inc., holder of the BLA for Ryplazim®.

Forward-looking Information Cautionary Statement

This material change report contains forward-looking statements about Liminal’s objectives, strategies and businesses that involve risks and uncertainties. Forward‐looking information includes statements concerning, among other things, statements with respect to: the outcome and results of clinical trials or research and development activities; the target PDUFA action date for Ryplazim®; the receipt of a BLA or a PRV with respect to Ryplazim®; the potential of our product candidates and development of R&D programs and the timing of initiation or nature of preclinical and clinical trials.

These statements are "forward-looking" because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Among the factors that could cause actual results to differ materially from those described or projected herein include, but are not limited to, risks associated with: FDA review; the Company’s ability to consummate the transaction by the Share Purchase Agreement, including any potential exercise of the Option; the Company’s ability to develop, manufacture, and successfully commercialize product candidates, if ever; the impact of the COVID-19 pandemic on the Company’s business operations, plasma collection, clinical development, regulatory activities and financial and other corporate impacts; the availability of funds and resources to pursue R&D projects, manufacturing operations or commercialization activities; the successful and timely completion of clinical trials; the ability of Liminal to take advantage of financing opportunities or business opportunities in the pharmaceutical industry; uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals; and general changes in economic conditions. You will find a more detailed assessment of these risks, uncertainties and other risks that could cause actual events or results to materially differ from our current expectations in the filings the Company makes with the U.S. Securities and Exchange Commission and Canadian Securities Commissions filings and reports filings and reports, including in the Annual Report on Form 20-F for the year ended December 31, 2020 and future filings and reports by the Company, from time to time. Such risks may be amplified by the COVID-19 pandemic and its potential impact on Liminal’s business and the global economy. As a result, we cannot guarantee that any forward-looking statement will materialize. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof.  We assume no obligation to update any forward-looking statement contained in this material change report even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

7.	Omitted Information:

No information has been omitted.

8.	Executive Officer:

Marie Iskra

General Counsel

+1 (438) 807-1397

9.	Date of Report:

June 4, 2021.